Exhibit 99.1

Obsidian Energy Announces Second Quarter Conference Call Details

CALGARY, July 17, 2018 /CNW/ - OBSIDIAN ENERGY LTD. (TSX/NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is expected to release its second quarter 2018 financial and operating results on August 2, 2018 before North American markets open. In addition, the second quarter management’s discussion and analysis and the unaudited consolidated financial statements will be available on our website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov on the same date.

CONFERENCE CALL & WEBCAST DETAILS

A conference call will be held to discuss the matters noted above at 6:30 am Mountain Time (8:30 am Eastern Time) on Thursday August 2, 2018.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

https://event.on24.com/wcc/r/1791004/DC2D21D21A48076B2901BDEE400E9328

A digital recording will be available for replay two hours after the call’s completion, and will remain available until August 16, 2018, 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 6083229, followed by the pound (#) key.

Obsidian Energy shares are listed on both the Toronto Stock Exchange and New York Stock Exchange under the symbol “OBE”.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com